Exhibit 1

Directors of the Stichting

Name	Citizenship	Business Address	Present Principal Occupation	Beneficial Ownership of AB InBev Ordinary Shares
Paulo Alberto Lemann	Brazil - Switzerland	2627, South Bayshore Drive, Unit 3002, 33133-5438, Florida, USA	Director of the Stichting, BRC and AB InBev	<0.1%
Heloisa da Paula Machado Sicupira	Brazil	Rua Dr Renato Paes de Barros, 1017, Itaim Bibi, 04530-001, Sao Paulo, Brazil	Director of the Stichting	<0.1%
Claudio Garcia	Brazil	944, Park Avenue, Apt 2, 10028, New York, USA	Director of the Stichting, BRC and AB InBev	<0.1%
Marc Lemann	Brazil - Switzerland	Zürcherstrasse 325, 8645 Jona Switzerland	Director of the Stichting and BRC	<0.1%
Paul Cornet de Ways Ruart	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of AB InBev, the Stichting and EPS	<0.1%
Alexandre Van Damme	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of AB InBev, the Stichting and EPS	0.612%
Grégoire de Spoelberch	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of AB InBev, the Stichting and EPS; CEO of G.D.S. Consult SA[1]	<0.1%
Sabine Chalmers	United States	Brouwerijplein 1, 3000 Leuven, Belgium	Director of AB InBev, the Stichting and EPS and Group General Counsel of BT Group Plc[2]	<0.1%

1 The principal business of G.D.S. Consult SA is private equity and real estate investments and its address is Rue de l'Eglise 147, B-1150 Woluwe St. Pierre, Belgium.

2 The principal business of BT Group Plc is developing and selling communications propositions and services and its principal business address is BT Centre, 81 Newgate St, London EC1A 7AJ, United Kingdom.

Directors of BRC

Name	Citizenship	Business Address	Present Principal Occupation	Beneficial Ownership of AB InBev Ordinary Shares
Paulo Alberto Lemann	Brazil - Switzerland	2627, South Bayshore Drive, Unit 3002, 33133-5438, Florida, USA	Director of the Stichting, BRC and AB InBev	<0.1%
Marc Lemann	Brazil - Switzerland	Zürcherstrasse 325, 8645 Jona Switzerland	Director of the Stichting and BRC	<0.1%
Marcelo Cunha Ribeiro	Brazil	Rua Dr Renato Paes de Barros, 1017, Itaim Bibi, 04530-001, Sao Paulo, Brazil	Director of BRC	<0.1%
Claudio Garcia	Brazil	944, Park Avenue, Apt 2, 10028, New York, USA	Director of BRC, the Stichting and AB InBev	<0.1%

Directors of EPS

Name	Citizenship	Business Address	Present Principal Occupation	Beneficial Ownership of AB InBev Ordinary Shares
Sabine Chalmers	United States	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of AB InBev, the Stichting and EPS and Group General Counsel of BT Group Plc[1]	< 0.1%
Pit Hentgen	Luxembourg	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS	0
Christophe d'Ansembourg	Luxembourg	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS	0
Grégoire de Spoelberch	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of AB InBev, the Stichting and EPS; CEO of G.D.S. Consult SA[2]	< 0.1%
Alexandre Van Damme	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of AB InBev, the Stichting and EPS	0.612%
Elio Leoni Sceti	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS	< 0.1%
Maximilien de Limburg Stirum	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS, Chairman of SFI[3]	< 0.1%
Jan Vander Stichele	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS	0
Paul Cornet de Ways Ruart	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of AB InBev, the Stichting and EPS	< 0.1%
Maxime Bauchau	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS	0

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1   The principal business of BT Group Plc is developing and selling communications propositions and services and its principal business address is BT Centre, 81 Newgate St, London EC1A 7AJ, United Kingdom.

2   The principal business of G.D.S. Consult SA is private equity and real estate investments and its address is Rue de l'Eglise 147, B-1150 Woluwe St. Pierre, Belgium.

3   The principal business of SFI is equity investments and its address is 488, route de Longwy L-1940 Luxembourg.

Directors of Rayvax

Name	Citizenship	Business Address	Present Principal Occupation	Beneficial Ownership of AB InBev Ordinary Shares
Arnoud de Pret Roose de Calesberg	Belgium	c/o Rayvax SA Rue Gachard 88/14, 1050 Brussels	Director of several companies, including Rayvax	<0.01%
Gérard Lamarche	Belgium	c/o Rayvax SA Rue Gachard 88/14, 1050 Brussels	Director of several companies, including Rayvax	<0.01%
Lavinia de Pret Roose de Calesberg	Belgium	c/o Rayvax SA Rue Gachard 88/14, 1050 Brussels	Director of several companies, including Rayvax	0
Valentine de Pret Roose de Calesberg	Belgium	c/o Rayvax SA Rue Gachard 88/14, 1050 Brussels	Director of several companies, including Rayvax	< 0.1%
Elinor de Pret Roose de Calesberg	Belgium	c/o Rayvax SA Rue Gachard 88/14, 1050 Brussels	Director of several companies, including Rayvax	0

Directors of Fonds Baillet Latour

Name	Citizenship	Business Address	Present Principal Occupation	Beneficial Ownership of AB InBev Ordinary Shares
Yvan de Launoit	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour, and deputy director of the CNRS[1]	<0.1%
Grégoire de Spoelberch	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour and AB InBev	<0.1%
Benoit de Spoelberch	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Thomas Leysen	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Chairman of Fonds Baillet Latour, Umicore and Mediahuis, and chairman of the supervisory board of Royal DSM N.V.[2]	<0.1%
Sybille van der Straten Ponthoz	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Anne de Paepe	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
André Querton	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Diane de Spoelberch-Adriaenssen	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Eric Speeckaert	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Sofie Foets	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Elinor de Pret Roose de Calesberg	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Stichting Fonds InBev Baillet Latour[3]	Netherlands	Ceresstraat 1, Breda, Netherlands	Director of Fonds Baillet Latour	<0.1%

1 The CNRS (Centre National de la Recherche Scientifique) is a French state scientific research organization, and its principal address is 3 rue Michel-Ange, 75 016 Paris, France.

2 The principal business of Umicore is materials technology and its principal business address is Broekstraat 31 Rue du Marais, 1000, Brussels, Belgium. The principal business of Mediahuis is international media and its principal business address is Katwilgweg 2, 2050 Antwerpen, Belgium. The principal business of Royal DSM N.V. is health, nutrition and bioscience and its principal business address is Het Overloon 1, 6411 TE Heerlen, the Netherlands.

3 The directors of Stichting Fonds InBev Baillet Latour are Arnoud de Pret Roose de Calesberg, Benoit de Spoelberch, Benoit Loore, Thomas Leysen and Kees Storm. Each of them has a less than 0.1% beneficial ownership in AB InBev shares.

Directors of Fonds Voorzitter Verhelst

Name	Citizenship	Business Address	Present Principal Occupation or Employment	Beneficial Ownership of AB InBev Ordinary Shares
Mieke Remans	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Board member	<0.1%
Ludo Degelin	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Board member	<0.1%
Luc Hermans	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Board member	<0.1%
Erik Van den Enden	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Board member	<0.1%
Ann Viaene	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Board member	<0.1%
Jo Van Biesbroeck	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	President of Fonds Voorzitter Verhelst	<0.1%